                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

      Under Section 12 (b) or (g) of the Securities Exchange Act of 1934.



                 DYNAMIC INFORMATION SYSTEM & EXCHANGE, INC.
                 ------------------------------------------
            (Exact name of registrant as specified in its charter)



                                   Utah
        --------------------------------------------------------------
        (State or other jurisdiction of incorporation or organization)


                               87-0508350
                    ------------------------------------
                    (I.R.S. Employer Identification No.)



     385 East 800 South, Orem, Utah                           84097-6387
----------------------------------------                     ------------
(Address of principal executive offices)                      (Zip Code)



              Registrant's telephone number, including area code
              --------------------------------------------------
                              (801) 426-4600



Securities to be registered pursuant to section 12(b) of the Act:

           Title of each class           Name of each exchange on which
           to be so registered           class is to be registered
           -------------------           -------------------------

                   N/A                            N/A



      Securities to be registered pursuant to section 12(g) of the Act:
               Common Stock, par value $0.001 per share
               ----------------------------------------
                           (Title of class)

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                             TABLE OF CONTENTS

                                 PART I

ITEM 1.  DESCRIPTION OF BUSINESS                                             3

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION            7

ITEM 3.  DESCRIPTION OF PROPERTY                                            12

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT     14

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS        15

ITEM 6.  EXECUTIVE COMPENSATION                                             17

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                      18

ITEM 8.  DESCRIPTION OF SECURITIES                                          19

                                 PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
          AND OTHER STOCKHOLDER MATTERS                                     20

ITEM 2. LEGAL PROCEEDINGS                                                   22

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                       22

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES                             22

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS                           23

                                 PART F/S

FINANCIAL STATEMENTS                                                        25

                                 PART III

ITEM 1.  INDEX TO EXHIBITS                                                  46

ITEM 2.  SIGNATURES                                                         46







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                                    PART I

                       ITEM 1.  DESCRIPTION OF BUSINESS

General
-------
Dynamic Information Systems and Exchanges, Inc., ("Dynamic")a private company, was incorporated in the State of Utah on April 9, 1993. Dynamic was founded to provide information services to the labor and employment industry. In October 1994, Dynamic was acquired by M&K Investments, Inc. ("M&K"). M&K, an inactive public company, was incorporated in the State of Utah on March 20, 1987.

Effective October 20, 1994, Dynamic and M&K completed an Agreement and Plan of Reorganization whereby M&K issued 14,483,326 shares (3,620,838 post-split shares) of its common stock in exchange for 100% of the issued and outstanding common stock of Dynamic. Thereafter, Dynamic became a wholly-owned subsidiary of M&K.

In connection with the reorganization, M&K's name was changed to Dynamic Information System & eXchange, Inc. (hereinafter "the Company" or "DiSX").
The exchange of M&K's common stock for the common stock of Dynamic resulted in the former stockholders of Dynamic obtaining control of the Company. On October 31, 1994, the Company effected a reverse stock split of the outstanding common shares at a rate of 1 share for every 2 shares outstanding. During 1995, the shareholders approved an additional reverse stock split at a rate of 1 share for every 2 shares outstanding.

Effective 11 Feb 1999, DiSX entered into a joint venture with a British company, topjobs.net plc. This resulting joint venture company, topjobs.net inc (the "JV"), provides recruitment opportunities for selected/premier corporate clients using broadcast media to drive active and passive job seekers to the JV's Internet job listing web site.

Effective September 31, 1999, DiSX merged with Dynamic, with DiSX being the surviving entity.

The Company's corporate offices are located at 385 East 800 South, Orem, Utah 84097-6387. The Company sub-leases space to the JV at the same address. See
Item 3 DESCRIPTION OF PROPERTY.

Summary of Business Operations
------------------------------
The original business of the Company was to provide comprehensive job-listing information on CD-ROM. After the popularization of the Internet, the Company changed its delivery tool to the Internet. The Company's target market was domestic employers in search of qualified professional, management or technical specialist job candidates.

In June 1998, the Company entered into a nine month research and cooperation test marketing agreement, limited to the State of Utah and the city of Houston, Texas, with topjobs.net plc (formerly "The Corporate Net," hereinafter referred to as "PLC"), a corporation located in Manchester, England, engaged in Internet recruitment. Under the terms of the agreement, PLC was to receive 30% of the gross revenues derived from customers advertising on the Top Jobs on the Net website, after the deduction of payments to local television stations.

Partially as a result of securing contracts providing gross revenues to the venture of $141,000 in December 1998, the Company and PLC decided to terminate the test marketing arrangement and establish a permanent venture in the United States. PLC formed a Delaware corporation, known as topjobs.net inc, of which DiSX owns 49% and PLC owns 51% (for which both stockholders paid a total of $1,000). On February 11, 1999, the Company entered into a series of agreements with PLC, including a Stockholders Agreement and Licensing Agreement. Under the terms of the agreements (which continue for so long as the Company and PLC both own equity in the JV), PLC granted the JV an exclusive license in the territory of the State of Utah, the city of Houston, Texas, and such other United States cities as the parties may mutually agree upon, to use PLC's software, name, and other trademarks to promote and market the Top Jobs on the Net website in the territory in accordance with the Top Jobs on the Net business plan. The Company agreed to furnish the venture with the services of ten of its key personnel (who became employees of the JV under employment agreements) and provide operating facilities in Orem, Utah. The Company also granted an exclusive license in the territory to use the Company's intellectual property and technical information. The parties also agreed to assign to the JV all rights and obligations under all customer agreements jointly developed under the test marketing agreement.

PLC advanced $300,000 as an interest free loan to the Company in installments through March 4, 1999. The Company agreed to advance up to a maximum of $500,000 to the JV on an interest free basis to fund day-to-day working capital requirements. The Company's loan to the JV is repayable at such time as shall be determined by the the JV board of directors based on the venture's cash flow and capital resources. Upon completion of PLC's initial public offering, PLC paid DiSX an additional $200,000 in cash and canceled the $300,000 loan. PLC also issued to DiSX $500,000 of PLC's ordinary shares (valued at the initial per share public offering price). Based on a $12.00 per ADS offering price, a total of 41,667 of PLC's ordinary shares were issued to DiSX. The agreements also:

     - provide that the Company shall not sell or transfer any of PLC's ordinary shares for at least one year after the date of PLC's initial public offering, April 28, 1999,

     - provide that PLC's representatives will constitute a majority of the board of directors of the JV,

     - contain "buy/sell" procedures under which the Company and PLC each have the first and last right to purchase the other's equity in the JV, and

     - provide for adjustments in the equity between the parties in the event one stockholder is unable to fund it pro-rata share of the ongoing capital requirements of the JV.

In February 1999, the Company agreed with PLC to commence operations in San Francisco and in March 1999 to expand into Los Angeles.

Broadcast and Internet Media Services
-------------------------------------
Following the creation of the joint venture, the JV, DiSX created an internal division to provide media services, primarily, for the JV. To avoid confusion with the parent company and more fully reflect the nature of the service being provided, the division operates under the DBA name of Broadcast and Internet Media Services (hereinafter referred to as "B&I"). The mission of B&I is to "bring selected masses to the Internet." This is accomplished through the

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skilled selection and purchase of television and radio time and the use of sports marketing and collateral materials.

Customers
---------
Subsequent to the signing of the joint venture agreement between DiSX and PLC on 11 Feb 1999, the JV entered into an agency agreement with DiSX which requires all media and production materials to be purchased through DiSX.

The JV signed a one year contract agreeing to pay a fifteen-percent (15%) commission on all media purchases, ten percent (10%) on all collateral materials and five-percent (5%) on all talent fees. These fees and commissions from the JV constitute DiSX's primary revenue source, comprising approximately 90% of DiSX's revenues. Efforts to secure other customers and other sources of income are on going. The agency agreement between the two companies is automatically annually renewed unless specifically terminated by either of the parties to the agreement.

In addition to the agency agreement with the JV, DiSX aggressively seeks other clients who require media and production materials. These customers would need services (such as those provided by DiSX to the JV) to promote their product or service to the masses. The nature of those products and services are of a wide variety and could include almost any product or service currently in existence.

The JV has numerous clients, none of whom represent more than 10% of the JV's revenues. Clients include Zion's Bank, and Intermountain Health Care (Utah), M.D. Anderson, Baylor University Hospital, and University of Texas Health Center (Texas).

DiSX's Principal Products or Services
-------------------------------------
These services include: The purchase of media, television, radio, print and Internet. The production of collateral materials, product and audience identification, content development, writing, video taping and editing, graphic production, web page design and implementation, and duplication services.

Effective September 7, 1999, DiSX placed into operation an Internet recruitment product called Ultimate Resumes. This new product will gather the resumes of job seekers and sell them to employers on an as-needed basis. Ultimate resumes allows job seekers to post their resumes on the site for free. Companies will no longer be forced to track and hold resumes of unqualified job seekers, because the product's search capability makes it easy for employers to find and buy resumes in specific skill areas for qualified job seekers.

Competition for DiSX
--------------------
The exclusive nature of the agreement between DiSX and PLC regarding the purchase of media, collateral materials and talent fees eliminates any internal competition for these services. However the competition outside the exclusive agreement includes a large number of advertising agencies and production companies. These would include but not be limited to: Harris & Love, Salt Lake City, Utah; TKO Advertising, Orem, Utah; and, Rushford & Ross Marketing Communications, Provo, Utah. DiSX is a relatively new player in this industry and the plausibility of exceeding the revenues of the more established agencies in the near future is not great. Clients in this industry are obtained in three primary ways. Advertising, personal referral and notoriety of past work. DiSX seeks to obtain clients through the use of all three of these methods.

Holdings
--------
As indicated above, effective 11 Feb 1999, DiSX entered into a joint venture with topjobs.net plc, a British Internet recruitment company, to create a new company, topjobs.net inc, a Delaware corporation (the "JV"). DiSX is a 49% partner/owner in this joint venture. The joint venture is governed by a seven person Board of Directors, four of whom were appointed by topjobs.net plc and three by DiSX. Larry D. Heaps, DiSX President, was to serve as the initial president of the JV. Mr. Heaps served as president of the JV until the 10th of August, 1999, and has resumed his responsibilities at president of DiSX. Ross Wolfley, a former consultant of the Company, has been appointed as President of the JV.

JV Products and Services
------------------------
The JV uses broadcast media (TV and radio) and sports programming to drive job seekers to view their Internet site which consists of job listings provided by corporate clients. Presently, a direct sales method of approach for sales is used in the joint venture. Sales people in each locale approach prospective corporate clients for the purpose of demonstrating the various aspects of the product. The sales people demonstrate the uniqueness of the business and its on-site ease-of-use from laptop presentations.

The prospective clients must have a need for recruiting in quantity during the year to be viewed as a valid client. The JV has active websites in Salt Lake City, Utah; Houston, Texas; and, Los Angeles, California. In addition to active selling in these areas, the JV is actively selling in San Francisco, California, and it is expected that the JV will have an active website in San Francisco before the end of the calendar year 1999. Rollouts in additional cities will be determined by the JV's board of directors.

Competition for the JV
----------------------
With the advent of the Internet, the job recruitment market is undergoing significant internal changes. In the past, the bulk of job advertising occurred in newsprint.

Print media's strengths include a broad readership and distribution. It is visual and tangible, i.e., the reader can see and feel it, and it can be put down for a while and retrieved later for additional reading. Most important, it is the default, traditional method already used by most employers.

Print media's weaknesses include high expense and limited space. If an employer has to run an advertisement multiple times or is using more than a few lines, print media becomes quite expensive. Additionally, to keep expenses down, the employer will use as limited a space as possible to advertise the job. Consequently, an obvious weakness is the limited space that can be used to adequately describe the employment opportunity or describe the company offering the job.

The JV's major Internet competitors include Monster.com, HotJobs and Techies.com. Monster.com's approach to the market it to provide a comprehensive job listing board that has as many jobs listed from as many companies as possible. HotJobs, a more recent addition to the competition, also emphasizes good customer service. Techies.com provides a local approach but limits its job offerings to the technical fields.

The JV's approach is to offer a variety of Internet-based services to corporations to enhance their ability to attract qualified management, professional, technical and other job seekers and expedite their recruitment process. The JV seeks to distinguish itself from other Internet-based recruitment services by providing its customers with more than just job listings. The wide range of services are designed to capitalize on the interactive nature and data processing capabilities of the Internet, and enable the JV's customers to efficiently design, modify and monitor their own recruitment advertising campaigns. These services include:

   - a specified number of job slots, which are graphical templates branded to a customer's particular style, that contain detailed job descriptions our customers can modify or update at any time,
   - corporate pages that provide our customers with their own branded employment Website with Top Jobs on the Net,
   - online marketing tools that direct job-seeker traffic to our customers' job opportunities,
   - software enabling our customers to monitor visits to their advertisements and measure effectiveness,
   - consulting and advertising support services and
   - our extensive promotion of Top Jobs on the Net, through both online and traditional marketing, including television and radio advertising.

The JV's Dependence on the Internet
-----------------------------------
The JV depends specifically on the Internet infrastructure. As such, it depends on Internet service providers, online service providers, and other Website operators. Many of these service providers have experienced significant service slowdowns, malfunctions, outages and capacity limitations. The JV has taken significant steps, such as building in system redundancy, as well as other software and hardware strategies to protect itself and its customers from problems.

Governmental Regulations
------------------------
None known at present

Research and development
------------------------
To date, no research and development expenses have been capitalized in DiSX.

Employees
---------
At July 14, 1999, the Company had three full-time employees (including its executive officers) and 5 part-time employees. The JV has 25 full time and 3 part-time employees. J. Robert Walz and Kurt H. Johansson have signed employment contracts with the Company. See EXECUTIVE COMPENSATION AND EXHIBITS 10.07 and 10.08. The remainder of the Company's employees are at-will and do not have written contracts. The JV's employees sign a standard Employment Contract, a form of which is attached hereto as an exhibit. See
Schedule 2 of Exhibit 10.01.


      ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
      -----------------------------------------------------------------
Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------
This report may contain "forward-looking" statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance, (d) statements of assumptions underlying other PAGE> 8 statements and statements about the Company and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend," or similar expressions.

Year 2000 Disclosure
--------------------
The Company is working to resolve the potential impact of the year 2000, or so-called Y2K, on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures. The Company uses a minimum number of computer programs in its operations. The Company has completed its assessment and currently believes that the costs of this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant Y2K issues in a timely manner.

State of Readiness
------------------

The Company has completed a preliminary assessment of its operations. As far as its information technology systems ("IT"), the Company uses newer model desktop PCs in its executive office, and in the JV operation. These PCs are all running commercial software with the patches and updates added as they are available.

Costs of Y2K
------------

The Company has replaced or upgraded its IT systems in the ordinary course of business and therefore cannot attribute specific costs of such upgrades to Y2K. The costs of assessing potential non-IT problems have involved a small amount of evaluation time which has likewise been incorporated into ordinary business costs. There have been no significant hardware or software costs directly attributable to Y2K.

Risks of Y2K
------------

The Company does not anticipate that Y2K problems pose substantial risks to its current operations, unless Y2K causes catastrophic systemic failures of the power grid, for instance. The worst case scenario contemplated to date would involve a temporary suspension of the JV's activities while systemic problems are resolved. Any such suspension of operations might have a significant adverse impact on the Company's overall revenues.

Continency Plans
----------------

The Company does not have any contingency plans at this time and does not intend to prepare any such plan because the most critical factors in the worst case scenario are essentially beyond the Company's control. The Company intends to continue its maintenance and upgrades of its internal systems, and will query its major customers and suppliers concerning their respective states of readiness.

Results of Operations
---------------------

In June 1998, the Company entered into a nine month research and cooperation test marketing agreement, limited to the State of Utah and the city of Houston, Texas, with topjobs.net plc (formerly "The Corporate Net," hereinafter referred to as "PLC"), a corporation located in Manchester, England, engaged in Internet recruitment. Partially as a result of securing contracts providing gross revenues to the venture of $141,000 in December 1998, the Company and PLC decided to terminate the test marketing arrangement and establish a permanent venture in the United States. PLC formed a Delaware corporation, known as topjobs.net inc. On February 11, 1999, the Company entered into a series of agreements with PLC, including a Stockholders Agreement and Licensing Agreement. Under the terms of the agreements, PLC granted the JV an exclusive license in the territory of the State of Utah, the city of Houston, Texas, and such other United States cities as the parties may mutually agree upon, to use PLC's software, name, and other trademarks.

PLC advanced $300,000 as an interest free loan to the Company in installments through March 4, 1999. The Company agreed to advance up to a maximum of $500,000 to the JV on an interest free basis to fund day-to-day working capital requirements. The Company's loan to the JV is repayable at such time as shall be determined by the JV board of directors based upon the JV's cash flow and capital resources. Upon completion of PLC's initial public offering, PLC paid DiSX an additional $200,000 in cash and canceled the $300,000 loan. PLC also issued to DiSX $500,000 of PLC's ordinary shares (valued at the initial per share public offering price). Based on a $12.00 per ADS offering price, a total of 41,667 of PLC's ordinary shares were issued to DiSX.

Six months ended June 30, 1999 compared to six months ended June 30, 1998
-------------------------------------------------------------------------

Total revenues for the six months ended June 30, 1999, was $834,392 compared to $17,370 for the same period of 1998. This increase was attributed to proceeds from media services provided for the JV. Direct costs for the six-month period ended June 30, 1999 were $836,730 as compared to $4,170 for the same period ended June 30, 1998. The increase in direct costs was due to advertising and related media costs.

For the first six months of the 1999 fiscal year, operating expenses were $657,584, consisting of salaries and wages of $152,113, depreciation and amortization expenses of $7,796, and general and administrative expenses of $497,675, resulting in a loss from operations of $659,922. Total operating expenses for the same period in 1998 were $465,448, consisting of salaries and wages of $97,004, depreciation and amortization expenses of $7,193, and general and administrative expenses of $361,251, resulting in a loss from operations of $452,248. The increase in operating expenses was due to higher salaries and wages, professional fees, and promotional expenses.

Total other income and expense for the first six months of the 1999 fiscal year netted an income of $677,251 compared to an expense of $54,699 for 1998's initial six months. In April 1999, the Company booked $1,000,000 other income through their agreement with PLC. As stated above, the Company received $500,000 in cash and $500,000 in PLC common stock in consideration for giving up a majority position in the Joint Venture. This other income, plus $600 interest income, was partially offset by interest and related expenses of $72,554 and a loss on equity investment in the JV totaling $250,795. (It is projected that the JV will experience losses through 1999, becoming profitable in late 2000). The 1998 expenses consisted of interest and related expenses.

The net income of $17,329 for the initial six month period of 1999 compares with a net loss of $506,947 for the same period of 1998.

In the second quarter of 1999, the valuation of the marketable securities received in the agreement with PLC experienced a loss of $263,019. This loss on valuation yielded a comprehensive loss of $245,690 for the six months ended June 30, 1999, compared to a comprehensive loss of $506,947 for the same period of 1998, a decrease of 51.54%. The basic income per share for the first six months of fiscal 1999 was $0.01 as compared to a basic loss per share of $0.11 for the same period of 1998, based on the weighted average number of shares outstanding for the respective periods.

Liquidity and Capital Resources at June 30, 1999
------------------------------------------------

During the first half of 1999, cash from operations, proceeds from the agreement with PLC, and notes payable were utilized for working capital, reduction of accrued expenses, conversion of debt, and for the continued developmental activities of the Company.

The Company had a working capital deficit of $(923,702), at June 30, 1999.
The Company had a cash overdraft of $4,363 and receivables of $190,466. Cash used in operations for the six-month period ended June 30, 1999, was $694,847, compared with $505,290 for the same period of 1998. Cash used in operations for the first six months of 1999 was funded as noted above.

Because the Company has an accumulated deficit of $(6,172,853), has a working capital deficit and limited internal financial resources, the report of the Company's auditor contains a going concern modification as to the ability of the Company to continue. During fiscal 1999, the Company began substantial business operations, reduced expenses where possible to reduce cash outflow and continued to increase working capital through the conversion of accrued liabilities and notes payable to common stock.

At June 30, 1999, the Company had recorded $209,148 in accrued expenses consisting of accrued salaries and wages, accrued interest and unpaid payroll taxes, and unemployment taxes, including reasonable interest and penalties for late payment. Subsequent to December 31, 1998, and prior to the end of the six-month period, the Company has reduced its accrued expenses by 48.08% from $402,858 at year end. This reduction was achieved by reducing outstanding accrued salaries and wages and accrued interest through issuance of restricted common stock. The Company has also paid a significant portion of the accrued payroll taxes due to the Internal Revenue Service and the Utah State Tax Commission and made arrangements with the Utah Department of Job Force Services to pay $2,000 monthly towards the Company's unemployment tax obligation.

At June 30, 1999, the Company had recorded notes payable, convertible debentures, and current portion of long-term liabilities totaling $679,299. These accounts were reduced from $931,347 as of December 31, 1998. This $252,048 reduction was accomplished by the conversion of debt to equity through the issuance of restricted common stock.

The Company is expected through its agreement with PLC to support the JV with working capital as required. Future funding may involve the sale of some ownership interests in the JV in accordance with the Stockholders Agreement. Additional funding from the Company's side will be accomplished through issuance of convertible debentures. There can be no assurance that the required funding will be available to the JV.

The Company continues to reserve possible contingent liabilities with related accrued interest totaling $340,231 to Laservend, Inc. The potential litigation regarding Laservend is described below.

Impact of Inflation
-------------------

The Company does not anticipate that inflation will have a material impact on its current or proposed operations.

Seasonality
-----------

The Company does not anticipate that seasonality will have a material impact on its current or proposed operations.

Year ended December 31, 1998, compared to year ended December 31, 1997
----------------------------------------------------------------------

During 1997 and 1998, the Company continued in its developmental stage. Financial statements during that period reflect that stage and year to year changes may have limited significance. In late 1998 and early 1999, the Company commenced operations and is no longer designated a developmental stage company.

Total revenues for the year ended December 31, 1998, was $53,389 compared to $51,246 for the same period of 1997, an increase of 4.18%. This increase was attributed to a modest increase in sales of job listings to employers. Direct costs for the year ended December 31, 1998, were $12,940 as compared to $31,651 for the year ended December 31, 1997. The decrease in direct costs were primarily due to a reduction in outside labor used to prepare the Company's job data base.

For fiscal year 1998, operating expenses were $1,247,410, consisting of salaries and wages of $374,616, depreciation and amortization expenses of $16,833, and general and administrative expenses of $855,961, resulting in a loss from operations of $1,206,941. Total operating expenses for 1997 were $1,540,718, consisting of salaries and wages of $506,871, depreciation and amortization expenses of $10,427, research and development expenses of $1,365, and general and administrative expenses of $1,022,055, resulting in a loss from operations of $1,521,123. The decrease in salaries and wages resulted from a reduced number of data entry personnel. This staffing reduction was made possible by automation of some data entry functions. The reduction in general and administrative expenses was due to a decrease in professional consulting costs.

Total other expense (consisting primarily of interest expense) for fiscal 1998 totaled $166,201 compared to $155,197 for fiscal 1997. The year to year increase in interest expense was due to an accrual of $53,659 added to contingent liabilities relating to the Laservend litigation described below.

The Company experienced a comprehensive loss $1,373,142 for the year ended December 31, 1998, compared to a comprehensive loss of $1,676,320 for the same period of 1997, a decrease of 18.09%. The basic loss per share for fiscal 1998 was $0.09 as compared to $0.18 for fiscal 1997, based on the weighted average number of shares outstanding for the respective periods.

Liquidity and Capital Resources at December 31, 1998
----------------------------------------------------

During 1998, notes payable (some convertible to shares of the Company's common stock) were utilized for working capital, conversion of debt, payment of professional services and for the continued developmental activities of the Company.

The Company had a working capital deficit of $(1,392,343), at December 31, 1998. The Company had a cash overdraft of $6,014 and receivables of $130,529. Cash used in operations for the year ended December 31, 1998, was $977,680 and $708,911 for the year ended December 31, 1999. Cash used in operations for the year ended December 31, 1998, was funded primarily by notes payable, a significant portion of which were converted to common stock.

Because the Company had an accumulated deficit of $(5,927,163), has a working capital deficit and limited internal financial resources, the report of the Company's auditor contains a going concern modification as to the ability of the Company to continue. During fiscal 1998, the Company began to effect measures to reduce cash outflow and increase working capital through the conversion of accrued liabilities and notes payable to common stock.

At December 31, 1998, the Company had recorded $402,585 in accrued expenses consisting of accrued salaries and wages, accrued interest and unpaid payroll taxes, and unemployment taxes, including reasonable interest and penalties for late payment. As noted above, subsequent to December 31, 1998, and prior to this filing, the Company significantly reduced outstanding accrued salaries and wages and accrued interest through issuance of restricted common stock.

At December 31, 1998, the Company had recorded notes payable, convertible debentures, and current portion of long-term liabilities totaling $931,347.

The Company has reserved and recorded possible contingent liabilities with related accrued interest totaling $340,231 to Laservend, Inc. In January 1997, the Company entered into a "Letter Offer to Acquire" with Laservend, Inc. whereby Laservend would acquire all the issued and outstanding common stock of the Company. In anticipation of the proposed merger, Laservend advanced the Company $286,572 during the year ended December 31, 1997. The Company has accrued $340,231 which includes the advances and estimated interest due at December 31, 1998. The agreement was that such advanced funds would reduce the acquisition price if the merger occurred and if the merger did not occur, the Company would satisfy the obligation through the delivery of its common stock at a rate of two shares for every dollar advanced. The merger never occurred and Laservend has filed for bankruptcy. The Trustee of the bankruptcy is now asserting that the advances are to be repaid in cash. The Company does not plan on repaying the advances in cash but is willing to issue common stock to repay the loan. The outcome is undeterminable at this time.


                      ITEM 3.  DESCRIPTION OF PROPERTY
                      --------------------------------

Executive Offices
-----------------
The Company leases its principal executive offices in Orem, Utah. The current lease is for a space of approximately 6,745 square feet at a rate of $6,200 per month. The lease agreement is for three years from October 1, 1998 to September 30, 2001. The lease includes provision for a 3% increase in lease payment on October 1, 1999, and a 3% increase on October 1, 2000. The Company sub-leases approximately 85% of its floor space to the JV for $5,525 per month. The sub-lease is an oral agreement. The JV will bear its proportionate cost of the percentage increases.

The Company's current facilities are generally adequate for anticipated needs over the next 12 to 24 months.

The Company owns Lot 32 of a development known as Cottages on the Green, as identified in the Plat recorded in the office of the Wasatch County Recorder, as Entry No. 200360, in Book 371, at Page 458, contained with Plat C of Cottages on the Green, P.U.D., Midway City, Wasatch County, State of Utah. Value of the property is $95,000.

   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
   -----------------------------------------------------------------------

The following table sets forth as of July 14, 1999, the name and address and the number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 20,982,057 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group.

Principal Shareholders
----------------------
Name and Address      Number of Shares     Nature of Ownership      % of Class
----------------      ----------------     -------------------      ----------

Larry D. Heaps           1,650,000                Direct                7.86
743 South 670 East         500,000              Indirect (2)            2.38
Orem, Utah 84097

Eric E. Marchant         1,650,000                Direct                7.86
3926 Riverwood Drive        24,608              Indirect (1)            0.18
Provo, Utah 84604

Curtis T. Johnson        1,300,000                Direct                6.19
1133 East 2570 North
Provo, Utah 84604

DeLynn Heaps             1,210,000                Direct                5.77
3805 North 450 West        500,000              Indirect(2)             2.38
                         Provo, Utah 84604

Craig Morrison           1,829,964                Direct                8.72
3771 Riverwood Drive
Provo, Utah 84604

Officers and Directors
----------------------
Name and Address     Number of Shares     Nature of Ownership       % of Class
----------------     ----------------     -------------------       ----------

Larry D. Heaps                          -see above-

Eric E. Marchant                        -see above-

Curtis T. Johnson                       -see above

J. Robert Walz             101,575               Direct                  0.48
3145 North Comanche
Provo, Utah 84604

Kurt Johansson              58,000               Direct                  0.28
1181 East 300 North
Pleasant Grove, Utah
 84062

All Officers/Directors   4,759,575               Direct                 22.68
as a Group (5 Persons)     524,608             Indirect                  2.50

[Footnotes appear on following page]

(1) Represents shares held of record by Marchant & Sons, a family trust of which Mr. Marchant is a beneficiary.

(2) Represents shares held of record by the Heaps Family Trust, an entity controlled by DeLynn Heaps, of which Larry Heaps is a beneficiary.


    ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
    --------------------------------------------------------------------

The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name                  Age        Position                  Held Position Since
----                  ---        --------                  -------------------
Larry D. Heaps         50        President, Director              October 1993
J. Robert Walz         42        Executive Vice President           April 1999
Kurt Johansson         43        Vice President                  February 1999
Eric E. Marchant       47        Director                         October 1993
Curtis T. Johnson      50        Director                         October 1993


The term of office of each director of the Company is for one year and until his or her successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. All officers serve at the pleasure of the board of directors and until his or her successor is elected at the annual meeting of the board of directors and is qualified.

Biographical Information
------------------------
Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

     Larry D. Heaps has extensive experience in operations and manufacturing
management.   Mr. Heaps has served as President of the Company since 1993.
From 1989 to 1993, as an independent operations consultant, Mr. Heaps successfully worked with a number of clients in establishing improved manufacturing and operational procedures. From 1972 to 1983, as Executive VP and General Manager of a successful children's clothing manufacturing operation, Larry managed operations that included hundreds of employees, thousands of customer accounts, overseas exports and innovative receivables financing. Educated at Brigham Young University, in 1972, Mr. Heaps received a Bachelor of Science in Business Management with an emphasis in Marketing.

      J. Robert Walz has nearly twenty years of experience as an on air talent in the television industry. From 1984 to 1999, Mr. Walz worked for KSL-Television in Salt Lake City, Utah, as a reporter/correspondent. His reports were aired by CBS, ABC and NBC affiliate stations throughout the United States and throughout the world on CNN. From 1992 to 1997, Mr. Walz taught journalism at Brigham Young University and Utah Valley Community College. He has written and produced numerous video productions. Mr. Walz received a Bachelor of Arts in Communications from Brigham Young University with an emphasis in Broadcast Journalism in 1982. He was the student president for the Society of Professional Journalists in 1981.

     Kurt Johansson joined the Company as vice president in February 1999. From 1991 to 1999, Mr. Johansson owned and operated his own advertising agency with major accounts such as Dannon Yogurt, Grand Targhee Ski Area and Fuji

Film. In 1996, Mr. Johansson was the Director of Marketing at Mansell and Associates. From 1992 to 1996, he was a director of Advertising at HealthRider and was responsible for a multi-million dollar television, radio and print budget. From 1986 to 1990, he worked in radio station sales and management and was the number one sales person at a top Salt Lake City radio station in 1990. From 1978 to 1985, Mr. Johansson owned a financial planning firm, supervising 300 agents with offices in Utah, Arizona and Idaho.

      Eric E. Marchant has served as a director of the Company since 1993. From 1989 to 1993, Mr. Marchant served as President of Management Perspectives Group, a management consulting firm that assists clients in improving their strategic focus, cultural unity and management/leadership environment. He oversaw and participated in the firm's product development and consulting services. Prior to that period, as a private consultant, his list of clients included Exxon, Dow Chemical, Department of Energy, and a number of other organizations large and small. A lawyer and member of the Utah Bar Association since 1978, Mr. Marchant received his Juris Doctorate from Brigham Young University's J. Reuben Clark Law School in 1978. He received his B.A. in Political Science/Spanish from Southern Utah State College where he graduated with high honors (4.0 GPA) in three years in 1976.

     Curtis T. Johnson worked as a Senior Marketing Manager from 1998 to 1999 for Intel. From 1993 to 1998, Mr. Johnson worked for the Company. From 1989 to 1993, he spent four years with Novell, Inc. as Product Line Manager and Senior Marketing Manager in Sales/Marketing. He managed a major product line from early specification through availability in the marketplace. His responsibilities included establishing and maintaining OEM relationships with major high technology vendors as well as creating and managing programs relating to Novell's major customers. From 1974 to 1980, Mr. Johnson's background also includes corporate responsibilities with Digital Equipment Corporation and from 1980 to 1989 with Wang Laboratories. He filled a variety of roles including technology development, sales, marketing and management.

                      ITEM 6.  EXECUTIVE COMPENSATION
                      -------------------------------

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Registrant's chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Registrant's last completed fiscal year):


                                     SUMMARY COMPENSATION TABLE

                                     Annual Compensation              Long Term Compensation

                                                       Other
                                                       Annual      Restricted                          All Other
Name & Principal                                       Compen-     Stock         Options/     LTIP     Compensa-
Position                Year    Salary($)   Bonus($)   sation($)   Award($)      SARS(#)    Payout($)    tion($)
----------------        ----    ---------   --------   ---------   --------      -------    ---------   --------
Eric E. Marchant        1998    $  96,000       -           -          -            -           -           -
CEO & Chairman          1997    $  75,000       -      $ 112,500(1)    -            -           -           -
                        1996    $  60,000       -           -          -            -           -           -

Larry D. Heaps          1998    $  96,000       -           -          -            -           -           -
President & Director    1997    $  75,000       -      $ 112,500(1)    -            -           -           -
                        1996    $  60,000       -           -          -            -           -           -

Curtis T. Johnson       1998    $   5,750       -           -          -            -           -           -
Director                1997    $  75,000       -      $ 112,500(1)    -            -           -           -
(President 1994-96)     1996    $  60,000       -           -          -            -           -           -


(1) These officers received restricted stock for accrued salaries.


Accrued Compensation
--------------------
During fiscal years 1998, 1997 and 1996, the Company accrued salaries for its officers and directors in the amounts of $47,459, $15,123, and $246,988, respectively.

Board Compensation
------------------
The Company's directors receive no payments for attendance at meetings. Board members may be reimbursed for all reasonable out-of-pocket expenses incurred by them in connection with their attendance at board meetings.

Options/SAR Grants in Last Fiscal Year
------- -------------------------------
No individual grants of stock options (whether or not in tandem with SARs), or freestanding SARs were made during the last completed fiscal year to any of the named executive officers.

Bonuses and Deferred Compensation
---------------------------------
There are no compensation plans or arrangements, including payments to be received from the Company, with respect to any person named as a director, executive officer, promoter or control person above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities.

Pension Table
-------------
Not Applicable.

Other compensation
------------------
None.

Employment Agreements
---------------------

On February 1, 1999, the Company entered into an Employment Agreement with Kurt H. Johansson for a salary of $50,000 per year, subject to the Company's sole discretion to reduce or increase such compensation. The agreement includes provisions for bonus payments in accordance with a prospective incentive program to be mutually agreed upon by the employer and employee. Termination of the agreement is at-will by either party.

On April 6, 1999, the Company entered into an Employment Agreement with J. Robert Walz for a salary of $84,000 per year, subject to discretionary increase pursuant to an annual review by the board of directors. The agreement includes a signing bonus of fifty thousand (50,000) shares of the Company's common stock. The agreement also includes provisions for a bonus payment upon the anniversary date of signing based upon a determination of the board of directors.


           ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
           ------------------------------------------------------

Transactions with Management and Others
---------------------------------------
Except as indicated below, and for the periods indicated, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, or in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% or any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Certain Business Relationships
------------------------------
Except as indicated below, and for the periods indicated, there were no material relationships regarding directors that exist, or have existed during the Company's last fiscal year.

Indebtedness of Management
--------------------------
Except as indicated below, and for the periods indicated, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Transactions with Promoters
---------------------------
None.

Sub-lease to topjobs.net, Inc. (the "JV")
----------------------------------------
The Company sub-leases approximately 85% of its floor space to the JV for $5,525 per month. The sub-lease is an oral agreement.


                      ITEM 8.  DESCRIPTION OF SECURITIES
                      ----------------------------------

The Registrant is authorized to issue fifty five million (55,000,000) total shares of stock, consisting of 50,000,000 shares designated as common stock, par value $0.001 per share (the "Common Stock"), and 5,000,000 shares designated as preferred stock, par value of $0.001 per share (the "Preferred Stock"). The Company has 20,982,057 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding at September 28, 1999.

Common Stock
------------
The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons of the board of directors. The Registrant's bylaws provide that a majority of the issued and outstanding shares of the Registrant constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

Shareholders of the Registrant have no preemptive rights to acquire shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Registrant seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock
---------------
The authority to issue the Preferred Stock is vested in the Board of Directors of the Company, which has the authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights preferences, or other variations of each class or series within each class which the Company is authorized to issue. The above described authority of the Board of Directors may be exercised by corporate resolution from time to time as the Board of Directors sees fit.


                                  PART II

          ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                 COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
          -----------------------------------------------------------

At July 14, 1999, the Company's Common Stock was quoted on the NASD's OTC Bulletin Board under the symbol "DIXS." The following table sets forth, for the respective periods indicated, the prices for the Company's Common Stock in the over-the-counter market as reported by a weekly reporting service and according to the NASD's OTC Bulletin Board. The bid prices represent inter-dealer quotations, without adjustments for retail markups, markdowns or commissions and may not necessarily represent actual transactions. All bid prices in the table below have been rounded to the nearest whole cent.

                                               Bid Prices
                                               ----------
                                       High Bid          Low Bid
                                       --------          -------
Fiscal Year Ended December 31, 1996
-----------------------------------
First Quarter                          $   1.13          $   0.25
Second Quarter                         $   1.13          $   0.13
Third Quarter                          $   0.75          $   0.13
Fourth Quarter                         $   0.75          $   0.13

Fiscal Year Ended December 31, 1997
-----------------------------------
First Quarter                          $   1.25          $   0.25
Second Quarter                         $   1.00          $   0.13
Third Quarter                          $   0.75          $   0.19
Fourth Quarter                         $   0.69          $   0.06

Fiscal Year Ended December 31, 1998
-----------------------------------
First Quarter                          $   1.25          $   0.06
Second Quarter                         $   1.63          $   0.22
Third Quarter                          $   0.66          $   0.13
Fourth Quarter                         $   0.44          $   0.10

Fiscal Year Ended December 31, 1999
-----------------------------------
First Quarter                          $   0.94          $   0.16
Second Quarter                         $   0.75          $   0.38

As of September 28, 1999, there were approximately 194 shareholders of record of the Company's Common Stock and the reported bid or asked prices for the Company's Common Stock was $0.34 and $0.38, respectively.

As of September 28, 1999, the Company has issued and outstanding 22,160,135 shares of Common Stock.

Dividend Policy
---------------
The Company has not declared or paid cash dividends or made distributions in the past and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Transfer Agent
--------------
The transfer agent for the Company's Common Stock is Colonial Stock Transfer Co., 455 East 400 South, Suite 100, Salt Lake City, Utah 84111.

                        ITEM 2. LEGAL PROCEEDINGS
                        -------------------------

The Company is involved in litigation with Laservend, Inc., a Utah corporation ("Laservend"), who is currently undergoing Chapter 7 bankruptcy proceedings in the Bankruptcy Court for the District of Utah, Central Division. Laservend's Bankruptcy Trustee filed a complaint against the Company on June 18, 1998, alleging that Laservend had advance the Company $225,000.00 with the agreement or understanding that the Company would repay Laservend $225,000.00 plus interest. Subsequently, the complaint has been amended alleging that the amounts advanced with interest are $273,000.00. The Company contends that the parties were in merger negotiations and that the amounts advanced were part of these negotiations. Further, that in the event that a merger did not occur, any and all amounts advanced by Laservend to the Company would be repaid through the Company's Common Stock at a rate of $0.50 per share. The merger failed to take place due to events occurring in Laservend. The Bankruptcy Court ruled on July 12, 1999, that the amounts owed by the Company are $273,000.00. Negotiations are ongoing concerning the repayment of said amount.


              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
              -----------------------------------------------------

The Registrant has not changed nor had any disagreements with its independent certified accountants.


                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
                 -----------------------------------------------

During the first two quarters of 1999, the Company issued 1,870,488 shares of restricted Common Stock to certain creditors of the Company for conversion of outstanding indebtedness at an average price of $0.258 per share. Of that total, 1,535,168 shares were issued to two affiliates of the Company at the rate of $0.263 per share for the conversion of notes payable and convertible debentures.

In 1999, the Company issued 1,369,054 shares of restricted Common Stock to various individuals for professional services relating to the Company's business plan and providing technical services. The value for the services was placed at an average of $0.25 per share. No cash consideration was received by the issuer and aggregate offering price for the securities (approximately $342,274) was determined to be the fair market value for the consulting service provided.

In 1999, the Company issued 340,000 shares of restricted Common Stock for real property as described in Item 3, Part I above, valued at $95,000.

In 1999, the Company issued 524,446 shares of restricted Common Stock at $0.228 per share to pay $119,312 in accrued salaries and wages.

The securities issued in the foregoing transactions were issued in reliance on the exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Of the above total shares issued for the six-month period, 700,000 shares were issued to current officers and directors at an average price of $0.250 per share for accrued salaries and wages and for services rendered for the Company.

In 1998, the Company issued 3,438,421 of shares of restricted Common Stock to third-party creditors of the Company for conversion of outstanding indebtedness at an average price of $0.233 per share.

In 1998, the Company issued 385,500 shares of restricted Common Stock to various individuals for professional services relating to the Company's business plan and providing technical services. The value for the services was placed at an average of $0.303 per share. No cash consideration was received by the issuer and aggregate offering price for the securities (approximately $116,824) was determined to be the fair market value for the services provided.

The securities issued in the foregoing transactions were issued in reliance on the exemption from registration requirements provided by Section 4(2) of the Securities Act.

In 1997, the Company issued 3,115,216 shares of restricted Common Stock to certain third-party creditors of the Company for conversion of outstanding notes payable and convertible debentures at an average price of $0.320 per share.

In 1997, the Company issued 3,115,216 shares of restricted Common Stock to certain third party creditors of the Company for conversion of outstanding notes payable and convertible debentures at an average price of $0.320 per share.

In 1997, the Company issued 2,051,820 shares of restricted Common Stock to various individuals for professional services relating to the development of the Company's business plan and providing technical and other business related services. The value for the services was placed at an average of $0.190 per share. No cash consideration was received by the issuer and aggregate offering price for the securities (approximately $389,846) was determined to be the fair market value for the consulting service provided. Of the above total, 600,000 shares were issued to current officers and directors for services rendered to the Company during a period when their salaries and wages were reduced below contracted levels.

In 1997, the Company issued 1,800,000 shares of restricted Common Stock at $0.188 per share to pay $337,500 in accrued salaries and wages to current officers and directors.

The securities issued in the foregoing transactions were issued in reliance on the exemption from registration requirements provided by Section 4(2) of the Securities Act.

In 1996, the Company issued 82,774 shares of restricted Common Stock to certain third-party creditors of the Company for conversion of outstanding indebtedness at an average price of $0.492 per share.

The securities issued in the foregoing transactions were issued in reliance on the exemption from registration requirements provided by Section 4(2) of the Securities Act.


                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
                -------------------------------------------------

Sections 16-10a-901 through 909 of the Utah Revised Business Corporation Act provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in (1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   PART F/S
                                   --------

The Company's consolidated balance sheets of Dynamic Information System & eXchange, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

The Company's consolidated balance sheets of Dynamic Information System & eXchange, Inc. and Subsidiaries as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period ending June 30, 1999 have been prepared by the Company, without audit, in accordance with the rules and regulations of the Securities and Exchange Commission and, therefore may not include all information and footnotes necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments (which include only normal recurring accruals) necessary to present fairly the financial position and results of operations for the periods presented have been made. These financial statements should be read in conjunction with the accompanying notes, and with the historical financial information of the Company.

PAGE> 26
                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The Board of Directors
Dynamic Information System and eXchange, Inc. (DiSX) and Subsidiary (A Development Stage Company)
Orem, Utah

We have audited the accompanying consolidated balance sheet of Dynamic Information System & eXchange, Inc., (a development stage company) and Subsidiary as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997, and from inception on April 9, 1993 through December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Information System & eXchange, Inc. (a development stage company) and Subsidiary as of December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, and from inception on April 9, 1993 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah
July 22, 1999

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Consolidated Balance Sheet
December 31, 1998
                                     ASSETS
                                     ------
                                                         December 31, 1998
                                                         -----------------
CURRENT ASSETS

Accounts receivable (Note 1)                              $       114,405
Accounts receivable - related party (Note 6)              $        16,124
Prepaids                                                            6,526
                                                          ---------------
Total Current Assets                                              137,055
                                                          ---------------
FIXED ASSETS - net (Notes 1 and 3)                                 23,170
                                                          ---------------
TOTAL ASSETS                                              $       160,225
                                                          ===============

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
               ----------------------------------------------
CURRENT LIABILITIES

Cash overdraft                                            $         6,014
Accounts payable                                                   62,179
Accrued expenses (Note 4)                                         402,858
Deferred revenue                                                  127,000
Current portion - long-term liabilities (Note 5)                  292,309
Convertible debentures (Note 5)                                   354,622
Notes payable - related parties (Note 5)                          284,416
                                                          ---------------
Total Current Liabilities                                       1,529,398
                                                          ---------------
LONG-TERM LIABILITIES (Note 5)                                          -

Total Liabilities                                               1,529,398
                                                          ---------------
COMMITMENTS AND CONTINGENCIES (Note 7)                            340,231
                                                          ---------------
STOCKHOLDERS' EQUITY (DEFICIT)

     Preferred stock, 5,000,000 shares authorized
     at $0.001 par value; no shares issued or
     outstanding                                                        -
     Common stock, 50,000,000 shares authorized at
     $0.001 par value; 16,746,769 shares issued                    16,747
     Additional paid-in capital                                 4,201,012
     Deficit accumulated during the development stage          (5,927,163)
                                                          ---------------
Total Stockholders' Equity (Deficit)                           (1,709,404)
                                                          ---------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)                                          $       160,225
                                                          ===============

The accompanying notes are an integral part of these consolidated financial statements.

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Consolidated Statements of Operations
December 31, 1998

                                                           From
                                                        Inception on
                               For the Years               April 9,
                            Ended December 31,          1993 Through
                          -----------------------       December 31,
                            1998         1997               1998
                         ---------    -----------       -------------

SALES                    $ 53,389     $   51,246        $    112,421

COST OF SALES              12,920         31,651              50,459
                        ---------     ----------        ------------
GROSS MARGIN               40,469         19,595              61,962
                        ---------     ----------        ------------

EXPENSES

Salaries and wages        374,616        506,871           2,555,930

Depreciation and
amortization               16,833         10,427              51,421

Research and devel-
opment (Note 1)                 -          1,365              80,667

General and
administrative            855,961      1,022,055           2,862,955
                       ----------     ----------         -----------
Total Expenses          1,247,410      1,540,718           5,550,973
                       ----------     ----------         -----------
Loss from Operations   (1,206,941)    (1,521,123)         (5,489,011)
                       ----------     ----------         -----------
OTHER INCOME (EXPENSE)

Interest income               700              -                 700
Other expense                   -        (14,516)            (14,516)
Interest expense         (166,901)      (140,681)           (424,336)
                       ----------     ----------         -----------

Total Other
Income (Expense)         (166,201)      (155,197)           (438,152)
                       ----------     ----------         -----------
NET LOSS              $(1,373,142)   $(1,676,320)       $ (5,927,163)
                       ==========     ==========         ===========

BASIC LOSS PER SHARE  $     (0.09)   $     (0.18)
                       ==========     ==========




The accompanying notes are an integral part of these consolidated financial statements.

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Deficit)
December 31, 1998

                                                                                            Deficit
                                                                                          Accumulated
                                                                 Additional                During the
                                      Common Stock                Paid-in                 Development
                                 Shares            Amount         Capital                    Stage
                                --------       -----------       ----------               -------------
Balance at inception
on April 9, 1993             $        -        $        -        $       -                $          -

Issuance of common stock to
founders at incorporation
date at $0.00 per share       2,500,000             2,500           (2,500)                          -

Issuance of common stock
at $0.60 per share              112,500               113           67,387                           -

Net loss from inception
through December 31, 1993             -                 -                -                    (404,925)
                             ----------        ----------        ---------                ------------
Balance, December 31, 1993    2,612,500             2,613           64,887                    (404,925)

Cancellation of common
stock issued to founder      (1,000,000)           (1,000)           1,000                           -

Common stock issued for
the conversion of
convertible debentures at
approximately $0.19 per
share                         1,800,000             1,800          339,571                           -

Common stock issued for
cash at approximately
$1.18 per share                 208,338               208          244,792                           -

Common stock issued in
recapitalization              1,309,200             1,309            6,036                           -

Common stock issued from
private placement at $2.00
per share                        75,000                75          149,925                           -

Common stock issued in lieu
of wages at $2.00 per share      98,500                99          196,901                           -

Net loss for the year ended
December 31, 1994                     -                 -                -                    (785,664)
                             ----------        ----------        ---------                ------------
Balance, December 31, 1994   5,103,538              5,104        1,003,112                  (1,190,589)
                             ----------        ----------        ---------                ------------



The accompanying notes are an integral part of these consolidated financial statements.

PAGE> 30
Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Deficit)
December 31, 1998 (Continued)

                                                                                            Deficit
                                                                                          Accumulated
                                                                 Additional                During the
                                      Common Stock                Paid-in                 Development
                                 Shares            Amount         Capital                    Stage
                                --------       -----------       ----------               -------------
Balance forward              $ 5,103,538       $    5,104       $ 1,003,112              $  (1,190,589)

Common stock issued to
employees for services
rendered at $0.40 per
share                            157,500              157            62,843                          -

Conversion of notes and
interest payable to common
stock at $0.62 per share         400,000              400           249,505                          -

Common stock issued in lieu
of wages at $1.00 per share      197,000              197           196,803                          -

Common stock issued for
services rendered at appro-
ximately $1.21 per share          15,000               15            18,185                          -

Net loss for the year ended
December 31, 1994                      -                -                 -                   (850,154)
                              ----------       ----------         ---------               ------------

Balance, December 31, 1995     5,873,038            5,873         1,530,448                 (2,040,743)

Conversion of notes and
interest payable to common
stock at $0.49 per share          82,774               81            40,630                          -

Net loss for the year ended
December 31, 1996                      -                -                 -                   (836,958)
                              ----------       ----------         ---------               ------------

Balance, December 31, 1996   $ 5,955,812       $    5,954       $ 1,571,078              $  (2,877,701)
                              ==========       ==========         =========               ============



The accompanying notes are an integral part of these consolidated financial statements.

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Consolidated Statements of Stockholders' Equity (Deficit)
December 31, 1998 (Continued)

                                                                                            Deficit
                                                                                          Accumulated
                                                                 Additional                During the
                                      Common Stock                Paid-in                 Development
                                 Shares            Amount         Capital                    Stage
                                --------       -----------       ----------               -------------
Balance forward             $ 5,955,812       $     5,954      $ 1,571,078                $ (2,877,701)

Common stock issued for
services rendered at
$0.19 per share               2,051,820             2,052          387,794                           -

Conversion of notes and
interest payable to
common stock at $0.19
per share                       460,000               460           84,540                           -

Common stock issued in
lieu of wages at $0.19
per share                     1,800,000             1,800          335,700                           -

Conversion of convertible
debentures and interest
payable at $0.34 per share    2,655,216             2,655          907,701                           -

Net loss for the year
ended December 31, 1997               -                 -                -                  (1,676,320)
                            -----------        ----------      -----------                ------------
Balance, December 31, 1997   12,922,848            12,921        3,286,813                  (4,554,021)

Common stock issued for
services rendered at
$0.30 per share                 385,500               386          116,438                           -

Conversion of debentures
and interest payable to
common stock at $0.24
per share                     2,562,813             2,563          618,350                           -

Conversion of notes and
interest payable at
$0.21 per share                 875,608               877          179,411                           -

Net loss for the year
ended December 31, 1998               -                 -                -                  (1,373,142)
                            -----------        ----------      -----------                ------------

Balance, December 31, 1998 $16,746,769        $    16,747      $ 4,201,012                $ (5,927,163)
                            ==========        ===========      ===========                ============


The accompanying notes are an integral part of these consolidated financial statements.

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Consolidated Statements of Cash Flows
December 31, 1998

                                                                                                 From
                                                                                            Inception on
                                                  For the Years                                April 9,
                                                Ended December 31,                           1993  Through
                                              -----------------------                         December 31,
                                             1998                   1997                          1998
                                       --------------          --------------              ------------------

CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss                               $ (1,373,142)           $ (1,676,320)               $ (5,927,163)
Adjustments to reconcile net loss
to net cash flows used by operating
activities:

Depreciation and amortization                16,014                  10,427                      50,602
Common stock issued for services            116,824                 389,846                   1,029,518
Changes in operating assets
and liabilities:
(Increase) decrease in accounts
receivable                                 (106,970)                 (7,435)                   (114,405)
(Increase) decrease in accounts
receivable - related party                  (14,335)                 (1,789)                    (16,124)
(Increase) decrease in prepaid                    -                  (6,526)                     (6,526)
Increase (decrease) in Cash overdraft        (2,030)                 (9,298)                    (11,328)
Increase in commitments and
contingencies                                53,659                 286,572                     340,231
Increase (decrease) in accounts
payable                                      29,433                  (8,718)                     79,523
Increase in accrued expenses                155,867                 314,330                     931,123
Increase in deferred revenue                127,000                       -                     127,000
                                       ------------            ------------                ------------
Net Cash Flows (Used) by
Operating Activities                       (997,680)               (708,911)                 (3,517,549)
                                       ------------            ------------                ------------
CASH FLOWS FROM INVESTING ACTIVITIES

Organization costs                                -                       -                      (4,100)

Purchase of fixed assets                    (17,363)                 (8,551)                    (60,879)
                                       ------------            ------------                ------------
Net Cash Flows (Used) by
Investing Activities                        (17,363)                 (8,551)                    (64,979)
                                       ------------            ------------                ------------
CASH FLOWS FROM FINANCING ACTIVITIES

Acquisition of shell                              -                       -                       1,395
Payment on notes payable                   (180,781)                (79,955)                   (373,796)
Proceeds from notes payable               1,195,824                 797,417                   3,492,429
Issuance of common stock for stock                -                       -                     462,500
                                       ------------            ------------                ------------

Net Cash Flows Provided by
Financing Activities                   $  1,015,043            $    717,462                $  3,582,528
                                       ============            ============                ============

The accompanying notes are an integral part of these consolidated financial statements.

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Consolidated Statements of Cash Flows (Continued)
December 31, 1998

                                                                             From
                                                                        Inception on
                                       For the Years                      April 9,
                                    Ended December 31,                  1993 Through
                                 -----------------------                December 31,
                                 1998               1997                    1998
                             -----------       --------------          ---------------
NET INCREASE (DECREASE)
IN CASH                      $        -        $          -            $            -

CASH AT BEGINNING OF YEAR             -                   -                         -
                             -----------       -------------           ---------------

CASH AT END OF YEAR          $        -        $          -            $            -
                             ===========       =============           ===============

CASH PAID DURING THE
YEAR FOR:

Interest                     $   71,276        $     36,427            $      125,209
Income taxes                 $        -        $          -            $            -

NON-CASH TRANSACTIONS

Equipment purchased
through capital lease        $        -        $          -            $        8,795
Debentures converted to
common stock                 $  620,913        $    778,323            $    1,888,926
Interest converted to
common stock                 $        -        $    105,417            $      147,717
Deposit on software
recorded through note
payable                      $        -        $          -            $       39,198
Common stock issued for
notes payable                $  180,288        $     71,051            $      251,339
Common stock issued for
accrued wages                $        -        $    337,500            $      337,500


The accompanying notes are an integral part of these consolidated financial statements.

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------

a.  Organization
----------------
The consolidated financial statements presented are those of Dynamic Information System & eXchange, Inc. (DiSX) (the Company) (a development
stage company).   The Company was incorporated in the state of Utah on March
20, 1987.

Effective October 20, 1994, the Company and DiSX completed an Agreement and Plan of Reorganization whereby the company issued 14,483,326 (3,620,838 post-split shares) shares of its common stock in exchange for 100% of the issued and outstanding common stock of DiSX. The Company also changed its name on this date from M&K Investments, Inc. to Dynamic Information System & eXchange, Inc. On October 31, 1994, the Company effected a reverse stock split of the outstanding common shares at a rate of 1 share for every 2 shares outstanding. During 1995 the shareholders approved an additional reverse stock split at a rate of 1 share have been retroactively restated to reflect the reverse stock splits.

DiSX was incorporated in the State of Utah on April 9, 1993. DiSX was founded to provide information services to the labor and employment industry and has developed a data base that includes over 60,000 professional job listings throughout the United States. 85% of the listings are currently contained in the Western United States. DiSX products includes, JobLISTINGS, JobSEARCH and JobDISC.

At the time of the acquisition, the Company was essentially inactive, with no operations and minimal assets. Additionally, the exchange of the Company's common stock for the common stock of DiSX resulted in the former stockholders of DiSX obtaining control of the Company. Accordingly, DISX became the continuing entity for accounting purposes, and the transaction was accounted for as a recapitalization of DiSX with no adjustment to the basis or assets acquired or liabilities assumed by the Company. For legal purposes, the Company was the surviving entity.

b.  Accounting Method
---------------------
The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has selected a calender year end.

c.  Basic Loss Per Share
------------------------
The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

d.  Provision for Taxes
-----------------------
No provision for taxes has been made, due to cumulative operating losses at December 31, 1998. The Company has net operating loss carryforwards of approximately $5,450,000 which will expire in 2008 through 2014. No tax benefit has been reported in the financial statements and the potential tax

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

e.  Cash and Cash Equivalents
-----------------------------
The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

f.  Fixed Assets
----------------
Fixed assets are stated at cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the related assets, primarily five years.

g.  Accounts Receivable
-----------------------
Accounts receivable are shown net of the allowance for doubtful accounts. The allowance for doubtful accounts at December 31, 1998 was $2,135.

h.  Principles of Consolidation
-------------------------------
The consolidated financial statements include those of Dynamic Information System & eXchange, Inc. (the Company) and its wholly-owned subsidiary, Dynamic Information System & eXchange, Inc. (DiSX). All significant intercompany accounts and transactions have been eliminated.

i.  Concentrations of Credit
----------------------------
The Company sells its services in Utah and various other states. The Company extends credit to its customers.

Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual risks, nor significant risks in the normal course of its business.

j.  Estimates
-------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k.  Revenue Recognition
-----------------------
The Company recognized revenues as billed as well as over the life of the contract.

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

l.  Advertising
---------------
The company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $12,681 and $7,417 for the years ended December 31,1998 and 1997, respectively.

Note 2   GOING CONCERN
----------------------
The Company's financial statements are prepared using generally accepted accounting principals applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to generate cash flow through increased sales and marketing of its Internet services.

NOTE 3 - FIXED ASSETS
---------------------
Fixed assets consisted of the following:
                                                       1998
                                                 -------------
Computer equipment                               $      19,593
Office equipment                                        41,286
Capital lease equipment                                  8,795
                                                 -------------
                                                        69,674
Accumulated  depreciation                              (46,504)
                                                 -------------
                                                 $      23,170
                                                 =============

Total depreciation expense for the years ended December 31, 1998, and 1997 was $15,386 and $9,607, respectively.

NOTE 4 -  ACCRUED EXPENSES
----------------------------
Accrued expenses consisted of the following:
                                                    1998
                                                 -----------

Accrued salaries and wages                       $   124,407
Payroll taxes payable                                167,975
Accrued interest payable                             110,476
                                                 -----------
                                                 $   402,858
                                                 ===========

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

NOTE 5 - NOTES PAYABLE
----------------------
Notes payable and capital leases payable consisted of the following:

                                                     1998
                                                --------------
Note payable to a family organization related
to an officer, secured by Company stock, at
12% per annum, payable on demand.                $      17,020

Note payable to officers, secured by Company
stock, at 10% per annum, payable on demand.            169,971

Note payable to five individuals, secured by
Company stock, at 12% per annum, payable on
demand.                                                186,343

Capital lease payable at 12.7% per annum,
secured by equipment, with monthly principal
and interest payments of $115, matures
December 15, 1998                                        2,328

Note payable to three individuals at 10%
per annum, secured by Company stock, interest
and principal due on demand.                            30,422

Note payable to six individuals at 10% per
annum, secured by Company stock, interest and
principal due on demand.                                57,200

Note payable to an individual at 16%
per annum, secured by Company stock,
due upon demand.                                       267,000

Note payable to an individual at 30%
per annum, secured by Company stock,
due upon demand.                                         9,000

Note payable to an individual at 18%
per annum, secured by Company stock,
convertible to common stock at $3.75
per share, due upon demand.                            100,000

Note payable to an individual at 10%
per annum, secured by Company stock,
due upon demand.                                        50,000

Note payable to Utah State University
at 6% per annum, unsecured, with an
initial payment of $9,000 due June 30,
1996, and thereafter-monthly principal
and interest payments of $2,852.                       39,198

Dynamic Information System & eXchange, Inc. (DiSX)and Subsidiary (A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

NOTE 5 - NOTES PAYABLE (Continued)
----------------------------------

Overdraft payable to bank at 21%,
unsecured, with an overdraft limit of
$7,500, payable on demand.                               2,865
                                                ---------------

Total long-term liabilities                            931,347

Less current portion long-term liabilities            (292,309)

Less convertible debentures                           (354,622)

Less notes payable   related parties                  (284,416)

Long-term liabilities                            $           -

Principal maturities are as follows:

                  1999                           $     931,347
                  2000                                       -
                  2001                                       -
                  2002                                       -
                  2003                                       -
                  2004 and thereafter                        -
                                                --------------
                                                 $     931,347
                                                ==============

NOTE 6   ACCOUNTS RECEIVABLE - RELATED PARTY
--------------------------------------------
During the year ended December 31, 1998, the Company made advances to an employee in the amount of $15,000. The accounts receivable bears interest at 8%, is unsecured and due on December 31, 1999.

NOTE 7   COMMITMENTS AND CONTINGENCIES
--------------------------------------
On January 24, 1997, the Company entered into a Letter of Offer to Acquire with Laservend, Inc. (Laservend) (formerly Mach One Corporation) whereby Laservend would acquire all the issued and outstanding common stock of the Company. In anticipation of the proposed merger, Laservend advanced the Company $286,572 during the year ended December 31, 1997. The agreement was that such advanced funds would reduce the acquisition price if the merger occurred and if the merger did not occur, the Company would satisfy the obligation through the delivery of its common stock at a rate of two shares for every dollar advanced. The merger never occurred and Laservend has filed for bankruptcy. The Trustee of the bankruptcy is now asserting that the advances are to be repaid in cash. The Company does not plan on repaying the advances in cash but is willing to issue common stock to repay the loan. The litigation has just commenced and the outcome is undeterminable at this time.

DYNAMIC INFORMATION SYSTEM & eXCHANGE, INC. (DISX) AND SUBSIDIARY
Consolidated Balance Sheets

                                    ASSETS
                                                  June 30,       December 31,
                                                    1999             1998
                                                -----------      -----------
                                                (Unaudited)
CURRENT ASSETS

  Accounts receivable                           $   163,776      $   114,405
  Accounts receivable - related party                26,690           16,124
  Prepaids                                           17,022            6,526
                                                -----------      -----------
  Total Current Assets                              207,488          137,055
                                                -----------      -----------
FIXED ASSETS - NET                                   16,574           23,170
                                                -----------      -----------
OTHER ASSETS

  Investment in marketable securities               236,981             -
  Investment in property                             95,000             -
                                                -----------      -----------
  Total Other Assets                                331,981             -
                                                -----------      -----------
  TOTAL ASSETS                                  $   556,043      $   160,225
                                                ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

DYNAMIC INFORMATION SYSTEM & eXCHANGE, INC. (DISX) AND SUBSIDIARY
Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                  June 30,       December 31,
                                                    1999             1998
                                                -----------      -----------
                                                (Unaudited)
CURRENT LIABILITIES

  Cash overdraft                                $     4,363      $     6,014
  Accounts payable                                  238,380           62,179
  Accrued expenses                                  209,148          402,858
  Deferred revenue                                     -             127,000
  Current portion - long-term liabilities           155,202          292,309
  Convertible debentures                            297,422          354,622
  Notes payable - related parties                   128,547          284,416
                                                -----------      -----------
     Total Current Liabilities                    1,033,062        1,529,398
                                                -----------      -----------
LONG-TERM LIABILITIES                                98,128             -
                                                -----------      -----------
     Total Liabilities                            1,131,190        1,529,398
                                                -----------      -----------
COMMITMENTS AND CONTINGENCIES                       340,231          340,231
                                                -----------      -----------
STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock, 5,000,000 shares authorized
   at $0.001 par value; no shares issued or
   outstanding                                         -                -
  Common stock, 50,000,000 shares authorized at
   $0.001 par value; 20,850,757 and 16,746,769
   shares issued and outstanding, respectively       20,851           16,747
  Additional paid-in capital                      5,236,624        4,201,012
  Other comprehensive loss                         (263,019)            -
  Accumulated deficit                            (5,909,834)      (5,927,163)
                                                -----------      -----------
    Total Stockholders' Equity (Deficit)           (915,378)      (1,709,404)
                                                -----------      -----------
    TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                            $   556,043      $   160,225
                                                ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

DYNAMIC INFORMATION SYSTEM & eXCHANGE, INC. (DISX) AND SUBSIDIARY
Consolidated Statements of Operations
                                   (Unaudited)

                                      For the                  For the
                                 Six Months Ended        Three Months Ended
                                     June 30,                June 30,
                                 -------------------------------------------
                                 1999        1998        1999        1998
                              ----------  ----------  ----------  ----------
SALES                         $  834,392  $   17,370  $  672,845  $   12,049

COST OF SALES                    836,730       4,170     654,773         713
                              ----------  ----------  ----------  ----------
GROSS MARGIN                      (2,338)     13,200      18,072      11,336
                              ----------  ----------  ----------  ----------
EXPENSES
  Salaries and wages             152,113      97,004      84,290      40,827
  Depreciation and amortization    7,796       7,193       3,643       3,816
  General and administrative     497,675     361,251      78,142     175,145
                              ----------  ----------  ----------  ----------
    Total Expenses               657,584     465,448     166,075     219,788
                              ----------  ----------  ----------  ----------
    Loss from Operations        (659,922)   (452,248)   (148,003)   (208,452)
                              ----------  ----------  ----------  ----------
OTHER INCOME (EXPENSE)
  Sale of licensing rights     1,000,000        -      1,000,000      -
  Interest income                    600        -            300        -
  Other expense                  (10,158)    (14,071)     (3,572)     (1,867)
  Interest expense               (62,396)    (40,628)    (26,424)    (20,645)
  Loss on equity investment     (250,795)       -       (250,795)       -
                              ----------  ----------  ----------  ----------
    Total Other Income
     (Expense)                   677,251     (54,699)    719,509     (22,512)
                              ----------  ----------  ----------  ----------
NET INCOME (LOSS)                 17,329    (506,947)    571,506   (230,964)
                              ----------  ----------  ----------  ----------
OTHER COMPREHENSIVE LOSS
  Loss on valuation of
   marketable securities        (263,019)       -       (263,019)       -
                              ----------  ----------  ----------  ----------
    Total Other Comprehensive
     Loss                       (263,019)       -       (263,019)       -
                              ----------  ----------  ----------  ----------
Net Comprehensive Income
 (Loss)                       $ (245,690) $ (506,947) $  308,487  $ (230,964)
                              ==========  ==========  ==========  ==========

BASIC INCOME (LOSS) PER SHARE $     0.01  $    (0.11) $     0.01  $    (0.10)
                              ==========  ==========  ==========  ==========
FULLY DILUTED INCOME (LOSS)
 PER SHARE                    $    (0.04) $    (0.11) $    (0.03) $    (0.10)
                              ==========  ==========  ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

DYNAMIC INFORMATION SYSTEM & eXCHANGE, INC. (DISX) AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity (Deficit) (Unaudited)

                                             Common Stock         Additional       Other
                                      --------------------------    Paid-in    Comprehensive  Accumulated
                                          Shares        Amount       Capital         Loss        Deficit
                                      ------------  ------------  ------------  ------------  ------------
BALANCE, December 31, 1997             12,922,848   $    12,921   $ 3,286,813   $      -      $(4,554,021)

Common stock issued for services
 rendered at $0.30 per share              385,500           386       116,438          -             -

Conversion of debentures and
 interest payable to common
 stock at $0.24 per share               2,562,813         2,563       618,350          -             -

Conversion of notes and interest
 payable at $0.21 per share               875,608           877       179,411          -             -

Net loss for the year ended
 December 31, 1998                           -             -             -             -       (1,373,142)
                                      -----------   -----------   -----------   -----------   -----------
Balance, December 31, 1998             16,746,769        16,747     4,201,012          -       (5,927,163)

Common stock issued for services
 rendered at $0.25 per share
 (unaudited)                            1,369,054         1,370       340,904          -             -

Conversion of debentures and
 interest payable to common
 stock at $0.24 per share (unaudited)     836,503           836       202,430          -             -

Conversion of notes and interest
 payable at $0.27 per share
(unaudited)                             1,033,985         1,034       278,830          -             -

Common stock issued for property at
 $0.28 per share (unaudited)              340,000           340        94,660          -             -

Common stock issued for accrued
 salaries and wages at $0.22 per
 share (unaudited)                        524,446           524       118,788          -             -

Loss on valuation of marketable
 securities (unaudited)                      -             -             -         (263,019)         -

Net income for the six months
 ended June 30, 1999 (unaudited)             -             -             -             -           17,329
                                      -----------   -----------   -----------   -----------   -----------
Balance, June 30, 1999(unaudited)      20,850,757   $    20,851   $ 5,236,624   $  (263,019)  $(5,909,834)
                                      ===========   ===========   ===========   ===========   ===========


The accompanying notes are an integral part of these consolidated financial statements.

DYNAMIC INFORMATION SYSTEM & eXCHANGE, INC. (DISX)AND SUBSIDIARY
Consolidated Statements of Cash Flows (Unaudited)

                                      For the                  For the
                                 Six Months Ended        Three Months Ended
                                     June 30,                June 30,
                                 -------------------------------------------
                                 1999        1998        1999        1998
                              ----------  ----------  ----------  ----------
CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net income (loss)           $   17,329  $ (506,947) $  571,506  $ (230,964)
  Adjustments to reconcile net
   income (loss) to net cash
   flows (used) by operating
   activities:
    Depreciation                   7,796       7,193       3,643       3,816
    Common stock issued
     for services                342,274        -           -           -
    Other income              (1,000,000)       -     (1,000,000)       -
    Loss on equity investment    250,795        -        250,795      -
  Changes in operating assets
   and liabilities:
    (Increase) decrease in
     accounts receivable         (49,371)     (6,353)   (150,018)     (4,889)
    (Increase) decrease in
     accounts receivable -
      related party              (10,566)    (17,340)      8,029     (14,803)
    (Increase) decrease in
      prepaids and other assets (261,291)     (9,691)     (7,896)     (8,741)
    Increase (decrease) in
      cash overdraft              (1,651)     (8,044)      4,363      (8,151)
    Increase (decrease) in
      accounts payable           176,201      30,811     130,424      32,218
    Increase in accrued expenses (39,363)      5,081     (21,902)      5,292
    Increase (decrease) in
     deferred revenue           (127,000)       -           -           -
                              ----------  ----------  ----------  ----------
     Net Cash Flows (Used)
     by Operating Activities    (694,847)   (505,290)   (211,056)   (226,222)
                              ----------  ----------  ----------  ----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
  Purchase of fixed assets        (1,200)     (7,477)       (600)     (4,388)
                              ----------  ----------  ----------  ----------
     Net Cash Flows (Used)
      by Investing Activities     (1,200)     (7,477)       (600)     (4,388)
                              ----------  ----------  ----------  ----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
  Payment on notes payable and
    convertible debentures      (122,038)   (164,968)   (300,000)    (59,178)
  Proceeds from notes payable
    and convertible debentures   818,085     698,246     (97,230)    310,299
                              ----------  ----------  ----------  ----------
     Net Cash Flows Provided
      by Financing Activities $  696,047  $  533,278  $  202,770  $  251,121
                              ----------  ----------  ----------  ----------

DYNAMIC INFORMATION SYSTEM & eXCHANGE, INC. (DISX) AND SUBSIDIARY
Consolidated Statements of Cash Flows (Continued) (Unaudited)

                                      For the                  For the
                                 Six Months Ended        Three Months Ended
                                     June 30,                June 30,
                                 -------------------------------------------
                                 1999        1998        1999        1998
                              ----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN
 CASH                         $     -     $   20,511  $   (8,886)     $   20,511

CASH AT BEGINNING OF PERIOD         -           -          8,886        -
                              ----------  ----------  ----------  ----------
CASH AT END OF PERIOD         $     -     $   20,511  $     -     $   20,511
                              ==========  ==========  ==========  ==========

CASH PAID DURING THE PERIOD FOR:
  Interest                    $   32,867  $   16,974  $   14,587  $    6,902
  Income taxes                $     -     $     -     $     -     $     -

NON-CASH INVESTING AND
  FINANCING ACTIVITIES
  Debentures converted to
   common stock               $  190,971  $     -     $  182,145  $     -
  Interest converted to
   common stock               $   35,035  $     -     $   35,035  $     -
  Common stock issued for
   notes payable              $  257,124  $     -     $  257,124  $     -
  Common stock issued for
   accrued wages              $  119,312  $     -     $   76,950  $     -
  Common stock issued for
   real property              $   95,000  $     -     $     -    $     -


The accompanying notes are an integral part of these consolidated financial statements.

DYNAMIC INFORMATION SYSTEM & eXCHANGE, INC. (DISX)AND SUBSIDIARY
Notes to the Consolidated Financial Statements
June 30, 1999 and 1998

NOTE 1 - CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 1999 and 1998 and for all periods presented have been made.

Certain information and footnote disclosures normally included in consolidated financials statements prepared in accordance with general accepted accounting principles have been condensed or omitted. It is suggested that these consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended June 30 are not necessarily indicative of the operating results for the full year.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material current assets, and has liabilities in excess of assets of $915,378. It is the intent of the Company to continue to convert the notes payable and convertible debentures to stock and to increase the gross margin on the revenue. In the interim, shareholders of the Company have committed to meeting its operating expenses by lending the Company money as needed.

                                PART III

                       ITEM 1.  INDEX TO EXHIBITS
                       --------------------------
Copies of the following documents are included as exhibits to this Form 10SB pursuant to Item 601 of Regulation SB.

           SEC

Exhibit     Reference
No.         No.           Title of Document
---         ---           -----------------
2           2.01          Articles of Merger/Plan of Merger

3(i)        3.01          Articles of Incorporation
                          of the Registrant and related Amendments

3(ii)       3.02          Bylaws of the Registrant

4           4.01          Specimen Stock Certificate

4           4.02          1995 Series A Convertible Preferred Stock
                           Designation

10         10.01          Stockholders' Agreement and Related Schedules

10         10.02          Amendment to Stockholders' Agreement

10         10.03          DiSX Loan Cancellation Letter

10         10.04          DiSX Agency Agreement

10         10.05          DiSX Lock-up Agreement

10         10.06          Lease Agreement

10         10.07          Kurt Johansson Employment Agreement

10         10.08          J. Robert Walz Employment Agreement

27         27.01          Financial Data Schedule


                       ITEM 2.  SIGNATURES
                       -------------------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the dates indicated.

                                  DYNAMIC INFORMATION SYSTEM & EXCHANGE, INC.



Date: October 3, 1999             By       /s/ Larry D. Heaps
                                      ----------------------------------------
                                      Larry D. Heaps, President